HORIZON LINES, LLC

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

September 28, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Justin Dobbie

Re:	Horizon Lines, LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed September 17, 2012
File No. 333-183561

Dear Mr. Dobbie:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2012 to Mr. Samuel A. Woodward, President and Chief Executive Officer of Horizon Lines, LLC (the “Company”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed on September 17, 2012.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

In addition, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect our responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

General

1.	We note your response to our prior comment 2 and reissue in part. Please revise your prospectus where appropriate to disclose that as part of the Exchange Offer you are offering the additional amount of Second Lien Senior Secured Notes, and guarantees thereon, that may be issued in lieu of cash interest payments thereon. We note, for example, that you did not revise the cover page or summary.

Response: Based upon the Staff’s comment, we have revised the disclosure on the prospectus cover page and page 13.

*        *        *

Please note that we will furnish a letter at the time we request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP at your earliest convenience.

Sincerely,

/s/ Michael F. Zendan, II

Michael F. Zendan, II

Senior Vice President, General

Counsel and Secretary

Horizon Lines, LLC

cc:	Christian O. Nagler

Kirkland & Ellis LLP